LIMITED LIABILITY COMPANY OPERATING AGREEMENT

Papillon Pavilion Records LLC DBA ProMusicLeague Records

A Colorado Limited Liability Company Dated as of October 18th, 2021

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT (the **"Agreement"**) is effective as of October 18th, 2019 for Papillon Pavilion Records LLC DBA ProMusicLeague Records, a Colorado limited liability company (the **"Company"**), and entered into by and among the Members set forth on Schedule I, attached hereto (the **"Member"**) and each Manager set forth in Section 1.8 (each a **"Manager"** and collectively the **"Managers"**).

NOW THEREFORE, each Party hereby agrees as follows:

ARTICLE I ORGANIZATION

1. **Formation.** The Member formed a Colorado limited liability company by filing the Articles of Organization (the "Articles") pursuant to the Act. The rights and liabilities of the Members will be as provided under the Act, except as otherwise expressly provided in this Agreement or in the Articles.

2. **Name.** The name of the limited liability company is Papillon Pavilion Records LLC DBA ProMusicLeague Records. Company may also conduct its business under one or more fictitious or assumed names (DBAs) as the Managers may deem necessary or advisable from time to time, provided Company submits any required filings and complies with the requirements under any applicable statutes pertaining to fictitious or assumed names. Company has the power and authority to take any and all actions necessary, appropriate, proper, advisable, convenient, or incidental to or for the furtherance of its purpose.

3. **Purpose.** The principal business purpose of Company is as follows: Music & Entertainment Business, as well as Marketing, to the extent not inconsistent with this purpose, may engage in any lawful activity for which limited liability companies may be organized under state law and may exercise all powers necessary, suitable, or convenient for the accomplishment of its purposes.

4. **Principal Place of Business.** Company's principal place of business is to be in Denver, Colorado, or at such other place or places in the continental United States of America as

the Managers may determine from time to time.

5. **Term.** The term of Company commenced on the filing of the Articles with the Secretary of State of Colorado. The term of Company will continue for the term stated in the Articles or else in perpetuity until the Company is dissolved and its affairs are wound up pursuant to the provisions of this Agreement or as otherwise provided by law.

6. **Filings and Other Actions.** The Managers may execute, swear to, acknowledge, file, and cause to be published such certificates, instruments, and documents in such places and at such times, and take such other actions, as in each case may be required by law or appropriate under the circumstances to permit Company to do business in any jurisdiction in which Company may wish to do so and maintain or perfect Company's status as a limited liability company. Notwithstanding the foregoing provision, Company may not do business in any jurisdiction that would jeopardize the limitation of liability afforded to the Managers under the Act or this Agreement.

7. **Registered Agent.** Company's registered agent for service of process is Jordan Crudo, located at 377 S Teller St. Denver, Colorado 80207. Successor registered agents may be appointed by the Managers in accordance with the Act.

8. **Managers.** The Managers of Company will be Jordan Crudo and Asha Gaskill, and any other such successors or co-Managers appointed in accordance with this Agreement. Any Manager may enter into an employment agreement with Company to further define the Manager's rights, obligations, promises, and compensation. Any such employment agreement will be read in conjunction with this Agreement.

    • Manager Jordan Crudo is the Chief Executive Officer.

    • Manager Asha Gaskill is the Chief Financial Officer.

9. **Intent to Form an LLC.** The Member specifically intended to form ProMusicLeague Records as a limited liability company under the Act and not as a sole proprietorship, partnership, or joint venture. Therefore, no Member will be construed as a partner in the Company or of any other Member that may be admitted. Likewise, the Member specifically intends that the Company will be treated as a "pass-through" entity for federal and state tax purposes and will therefore not be subject to any entity-level

taxation.

10. **Defined Terms.** The terms used and not otherwise defined in this Agreement have the

meanings set forth in Exhibit A attached hereto and incorporated herein.

ARTICLE II

CAPITAL CONTRIBUTIONS AND ALLOCATIONS

1. **Initial Capital Contributions.** Each Member has contributed, or agrees to contribute upon signing this Agreement, to the Company the initial Capital Contributions that reflect its Company Interest in the amount set forth on Schedule I attached hereto and incorporated herein. Any additional Members must sign an admission agreement and make the Capital Contribution as set forth in such agreement. All Capital Contributions to be paid in cash must be made by a wire transfer of funds available to be released immediately.

2. **Additional Capital Contributions.** No Member will be required to contribute capital to Company except as to the Member's initial Capital Contribution.

3. **Company Interest of the Managers.** No Manager will be required to own Company Interest.

4. **Member Liability.** No Member may be held personally liable for Company obligations solely due to its status as a Member of Company, whether in tort or otherwise. Members may not be required to advance or loan funds to Company in order to satisfy Company debts, liabilities, or business costs.

5. **No Interest on Capital Contributions.** Company will pay no interest on any Capital Contributions to Company or on any loans or advances of funds from a Member.

6. **Company Debt to Members.** Under no circumstance will Company repay a debt to a Member unless the Act would allow Company to then pay a distribution to the Member under the circumstances without imposing liability for any repayment by the Member to Company.

7. **Withdrawal of Capital.** No Member will have the right to withdraw capital, whether from the Member's Capital Contribution or Capital Account, or be repaid any Capital Contribution from Company prior to Company's liquidation except as specifically provided in this Agreement. A Member may only receive property in lieu of cash in the event that Company does not have sufficient cash for such payment. Currently, there is no specific date on which Capital Contributions must be repaid to the Member.

8. **Capital Accounts.** A capital account (each a **"Capital Account"**) will be maintained for each Member and Unadmitted Holder. Each Capital Account will initially consist of the Member's Capital Contribution in respect of that Member's Company Interest, increased thereafter by such Member's Capital Contributions to Company (if any) and allocated share of Profits, and decreased thereafter by any money and the fair market value (net of liabilities) of any distributions to such Member or Unadmitted Holder by Company and such Member's or Unadmitted Holder's allocated share of Losses. To the extent reasonably determined by the Managers, such Capital Accounts will be maintained in accordance with the principles embodied in Sections 704(b) and (c) of the Code, and the Income Tax Regulations promulgated thereunder.

9. **Allocation of Profits or Losses.**

   - **Except as provided herein, all items of income, gain, deduction, or loss which comprise Company's Profits or Losses for a taxable period or a portion thereof will be allocated among each Member on a Pro Rata Basis.**

   - **Qualified Income Offset. Notwithstanding anything to the contrary in this section, no Losses will be allocated to a Member to the extent it would cause or increase an Adjusted Capital Account Deficit. Any such Losses will be allocated among the Members in a manner determined by the Managers to be in compliance with Section 704(b) of the Code. If Losses are reallocated**

under this subsection, subsequent Profits will be allocated as soon as is possible so as to reverse such allocation prior to making other allocations required hereunder.

i. The Managers may, in their reasonable discretion, modify the allocation provisions set forth in this section if necessary (A) to satisfy the requirements of Sections 704(b) and (c) of the Code and the Income Tax Regulations promulgated thereunder, or (B) to otherwise better reflect the overall economic or business arrangement of the Member in respect of any particular item of income, gain, deduction, or loss. All decisions and elections affecting the determination and allocation of Company's Profits or Losses (or any items thereof) and any related tax items (including, without limitation, the attribution of a specific item to a particular source) will be made by the Managers and will be binding on each Member if made in good faith. Further, the Managers may divide Company's taxable year into one or more tax periods to coincide with any alteration in a Member's Company Interest, and allocate items of Profits or Losses among each Member in accordance with its respective Company Interest in the item (both prior to and after the taxable period in question) under either the "closing of the books" method of allocation, the daily proportionate method of allocation, or such other method as determined by the Managers.

10. **Tax Allocations.** Unless otherwise required by Code Sections 704(b) and (c) or the Treasury Regulations promulgated thereunder, all items of income, gain, loss, or deduction, as determined for federal, state, and local tax purposes, will be allocated in the same manner as the corresponding items of income, gain, loss, or deduction are allocated pursuant to the prior section or the section herein entitled "Winding Up." Allocations pursuant to this section are made solely for tax purposes and will not offset, or in any way be taken into account in computing, any Member's or Unadmitted Holder's Capital Account balance or share of Company distributions.

11. **Creditors.** The provisions of this Agreement are intended solely to benefit each Member and the Managers and, to the fullest extent permitted by applicable law, will not be construed as conferring any benefit upon any creditor of Company (no such creditor will be a third-party beneficiary of this Agreement), and no Member or Manager will have any duty or obligation to any creditor of Company to make any contribution or payments to Company.

_____

ARTICLE III MEMBERSHIP INTERESTS

1. **No Liability of Managers or Members.** Except as specifically provided in this Agreement or otherwise by the Act, and subject to the section entitled "Creditors" herein, a Member or Manager will not be liable for the repayment and discharge of the debts and liabilities of Company by reason of being a Member or Manager of Company.

2. **Membership Interests.**

   - **Initially, there will be one class of unit of ownership interest in the Company (the "Units"), which will initially be owned by the initial Member in the amount set forth in Schedule I hereto. Each Member's Company Interest will equal the percentage reflecting the quotient of such Member's Units divided by the total Units held by all Members.**

   - **Schedule I to this Agreement will conclusively evidence the names, Units, Capital Contribution, and Company Interest of each Member. The Managers will maintain and update from time to time Schedule I to reflect the withdrawal or admission of one or more Members.**

   - **Additional Members may be admitted to the Company following its formation in accordance with this Agreement. The admission of a Member will be evidenced by such Member's execution of this Agreement or in such other manner as approved by the Member.**

3. **Additional Classes of Interests.** The Managers have the right, at any time and from time to time, to create additional classes of ownership interests in the Company and admit additional Members to any class upon such terms and conditions as the Managers determine in their sole discretion, provided that they obtain the prior unanimous written consent of the then-existing Class A Members, with the Class A Members being initially comprised solely of the initial Member as of the execution of this Agreement.

4. **Admission of Members.** The initial Member will be set forth on Schedule I. Additional Members may be admitted by the Managers from time to time. No entity, other than the initial Member, will be considered a Member or admitted as a Member unless such entity is admitted in accordance with the terms hereof and such admission will not result in the

termination of Company.

5. **Dilution of Company Interests.** The Company Interests of any and all classes of interest will be diluted on a Pro Rata Basis in the event of an increase in the interests comprised thereof, including by additional Capital Contributions, private or public securities offerings, or otherwise.

6. **Merger or Consolidation.** Any acquisition, merger, or consolidation with another entity must be first approved by the consent of Members holding a majority of all Company Interests, regardless of whether Company will be a surviving entity after the transaction.

7. **Title to Property.** Each Member's interest in Company will be personal property for all purposes. All real and personal property owned by Company will be owned in the Company's name, and no Member will have any ownership of such Company property individually.

8. **Individual Obligations.** Any and all Company credit and assets will only be used for Company's own benefit and may not be encumbered or transferred for the satisfaction of any Member's individual obligations.
    ARTICLE IV DISTRIBUTIONS

1. **Distributions.** Distributions will be made at such time and in such amounts as is reasonably determined by the Managers to not be contrary to Company's business interests, if Company has sufficient cash on hand to cover the Company's current and anticipated expenses. Distributions will be made on a Pro Rata Basis in either cash or property, or both, as the Managers may determine. However, no distribution may be declared if such distribution would (A) cause Company to be unable to pay its debts as they become due in the normal course of business, or (B) cause Company's total assets to be less than the sum of its total liabilities plus the amount that Company would need to satisfy the preferential rights of Members having rights superior to those Members or Unadmitted Holders receiving the distribution if Company were to dissolve at the time of the distribution.

2. **No Right to Withdraw.** No Member or Unadmitted Holder is entitled to withdraw any part of such Person's Capital Account or Capital Contribution or to receive any distributions from Company, whether in respect of the fair market value of its Company Interest, ownership interest, or otherwise, except as expressly provided in this Agreement. Each Member and Unadmitted Holder, on behalf of itself, its successors, and assigns, hereby expressly waives any right to seek partition of Company or Company assets.

3. **Tax Advances.** To the extent Company is required to withhold or to make tax payments on behalf of or with respect to any Member (**"Tax Advances"**), the Managers may decide to withhold the amounts and make the tax payments as so required. All Tax Advances made on behalf of a Member will be deemed to be distributed to the Member on the date withheld. The Member will promptly pay to Company an amount equal to the excess, if any, of the amount required to be withheld (or paid as taxes) in respect of such Member over the amount distributable to such Member. The amount paid by the Member and the related Tax Advance will be deemed credited and debited, respectively, to the Member's Capital Account. Each Member will indemnify Company, any and all other Members, and the Managers and hold each of them harmless from any liability with respect to Tax Advances required to be made on behalf of the Member or with respect to the Member, which indemnification obligations will survive the termination of Company.

4. **Manager Discretion.** It is intended that the Managers have broad discretion to determine the amounts distributable to the Member. In exercising their discretion under this Article, the Managers may use such estimates, assumptions, and valuations as they determine to be reasonable.

5. **Restricted Distributions.** Notwithstanding anything to the contrary contained in this Agreement, Company and the Managers, on behalf of Company, will not make a distribution to any Member on account of its interest in Company if such distribution would violate the Act, other applicable law, or any contractual provision to which Company is subject.

ARTICLE V MANAGEMENT

1. **Management.** Except as expressly set forth in this Agreement, the management and control of the business and affairs of Company will be vested exclusively in the Managers pursuant to the Act. The Managers may exercise all powers of Company and do all such lawful acts necessary to

manage Company's affairs and operations as are not prohibited by law or this Agreement. The Managers are the sole agents of Company, except where specific discretionary acts are delegated to Company's executive officers. As such, each Manager is authorized to bind Company in accordance with its rights, powers, and duties under this Agreement and may execute or file documents on Company's behalf. The powers and authority of the Managers include, but are not limited to, the power and authority to:

- Borrow money, incur liabilities and other obligations, and pay Company obligations;

- execute any and all documents, instruments, contracts, and agreements of any kind deemed necessary or appropriate for carrying out the purposes of Company;

- execute any and all agreements, documents, and instruments in connection with the borrowing of money from individuals, banks, and other lending institutions for any Company purpose, including documents relating to the pledging of any or all of the assets of Company and the income therefrom to secure or provide for the repayment of such loans;

- engage employees and agents and define their respective duties and compensation;

- engage and terminate any attorneys, accountants, brokers, or other consultants, agents, or service providers, and determine the terms of such engagements;

- establish pension plans, trusts, profit-sharing plans, and other benefit and incentive plans for Members, employees, and agents of Company;

- obtain insurance covering the business and affairs of Company and its property, and the lives and well-being of its Members, employees, and agents;

- begin, prosecute, or defend any proceeding in Company's name;

- participate with others in partnerships, joint ventures, and other associations and strategic alliances;

- purchase, lease, or otherwise acquire any real or personal property;

- sell, convey, mortgage, grant a security interest in, pledge, lease, exchange, or otherwise dispose of or encumber any real or personal property or Company asset;

- open one or more depository accounts and make deposits into, write checks against, and make withdrawals against such accounts;

- form any subsidiary company or affiliated entity; and

- perform any and all other acts or activities customary or incidental to the purpose of Company.

2. **Required Approval.** In addition to any actions that require the approval of the Managers under applicable law or otherwise under this Agreement, Company may not take any of the following actions without the express written consent of the Managers:

- The appointment or removal of any officer or executive of Company;

- The employment or termination of employment of all officers and executives of Company, including, without limitation, the Chief Executive Officer:

- The termination of any group of employees of Company in a single occurrence that could be construed as a group layoff or similar event;

- The approval, adoption, modification, or implementation of any bonus, equity, profit, or incentive plan of any kind, including, without limitation, any equity option plan, restricted equity plan, profit sharing plan, bonus plan, or equity appreciation plan (including a phantom stock plan);

- Entering into any transaction to which a Member, employee, or officer (or an affiliate of any of such person) is a party in an individual capacity;

- Causing any material change in the capital structure of Company;

- Causing any material change in the tax or accounting policies or principles of Company, except as required by or resulting from a change in generally accepted accounting principles or law;

- Redeem, purchase, or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any of the Company Interests;

- Effect any sale, lease, assignment, transfer, or other conveyance of all or substantially all of the assets of Company, or undertake or effect any consolidation or merger of Company with or into another entity or effectuate any transaction or series of related transactions which results in Company's Members not holding at least fifty percent (50%) of the voting power of the surviving or continuing entity;

- Effect any amendment, alteration, or repeal of any provision of this Agreement;

- Effect any liquidation or dissolution of Company;

- Entering into an underwriting agreement, placement agreement, or similar agreement with respect to the distribution of Company's securities; or

- The filing of any legal action, regulatory complaint, or similar action instituting proceedings before a governmental authority.

3. **Manager Responsibilities.** The Managers will take any and all legal actions necessary or appropriate for Company's valid existence under state law and to accomplish Company's valid business purposes in its conduction of business. The Managers have a fiduciary duty to conduct Company affairs in the best interests of Company and its Member. The Managers will be responsible for overseeing and keeping Company's financial books and records of accounts and operations and must implement and maintain internal controls ensuring compliance with the applicable laws. The Managers must deliver to the Member copies of the "Information Tax Returns" required under federal and state income tax laws as soon as they may reasonably be prepared, but not later than their due date, with Company paying the associated costs. Furthermore, a Managers are authorized to take any action that the Managers deem necessary or desirable for compliance with the requirements of the Act as promulgated by the Internal Revenue Code of 1986, as amended, for the purposes of complying with federal, local, and state tax requirements. Any such action must be made in consideration of the advice of any of Company's accountants, tax professionals, or attorneys as well as the interests of the Member. However, if there are multiple Company Members in existence at the time, the Managers are not responsible for considering the impact of any such actions on specific Members.

4. **Actions Requiring Consent.** Notwithstanding any other provision of this Agreement, the Managers may not take any of the following actions without the unanimous written consent of all Members:

   - Engage in any act in violation of this Agreement or, if on behalf of Company, inconsistent with Company purposes;

   - Engage in any act that would, to the Managers' knowledge, as the case may be, make it impossible to carry on the normal business of Company;

   - Cause Company to distribute any asset other than as provided in this Operating Agreement and in the course of the liquidation of Company;

- Perform any act that would subject any Member to liability for Company debts or obligations;

- File on behalf of Company or consent to the filing on behalf of any direct or indirect Company subsidiary any voluntary petition in bankruptcy;

- Possess, assign, or transfer rights in Company property for other than a Company purpose;

g. Cause or permit Company or any direct or indirect Company subsidiary to merge or consolidate with any other entity; or

h. Cause or permit Company or any direct or indirect Company subsidiary to merge or consolidate with any other entity; or

i. Cause or permit the admission of any Member other than in accordance with this Agreement.

5. **Officers.** The Managers may designate one or more persons as officers. Each officer will have such powers and perform such duties as the Managers may from time to time prescribe. Each officer will hold office until such officer resigns, is removed, has its term expire, or is otherwise disqualified to serve. Any officer of Company may be removed, with or without cause, at any time by the Managers unless such officer has an employment agreement to the contrary.

6. **Outside Activities.** Managers must devote such time to Company affairs as is necessary to manage and operate Company. Unless otherwise stated in such Manager's employment agreement, if any, any Manager may engage in other business activities, serve other ventures in any capacity deemed appropriate, and have interests in other ventures notwithstanding the Manager's duties and responsibilities to Company. Managers are not obligated to present to Company any particular investment opportunity that comes to their attention despite such opportunity being suitable or potentially suitable for Company or Member investment.

7. **Manager Resignation or Removal.** A Manager may resign at any time upon providing at least 90 days' prior written notice to the Member unless otherwise stated in the Manager's employment agreement, if any. A Manager is deemed to have withdrawn for purposes of this Agreement when the Manager dies, dissolves, or loses its state charter, as the case may be. In the event of a Manager withdrawal, one or more successor Managers may be elected by vote of the Members holding at least a majority of all Company Interests. Successor Managers will have the same rights, powers, and duties as the Managers under this Agreement. Unless and until a successor Manager is elected, the rights, powers, and duties of the Manager will be exercisable by the Member when there is no remaining Company Manager. Any withdrawing Manager that is also a Member will not be required to withdraw as a Member.

8. **Managers as Attorney-in-Fact.** Each Member and Unadmitted Holder hereby appoints and affirms the Managers as its attorney-in-fact to sign, execute, certify, acknowledge, swear to, file, and record, in its name and stead, (A) this Agreement and all amendments, certificates, instruments, and agreements altering this Agreement in accordance herewith as such Manager deems necessary, desirable, or appropriate, including, without limitation, the admission of an additional Member or the disposition of any Member's or Unadmitted Holder's Company Interest; and (B) any instruments or certificates as may be required or deemed desirable under state law or any jurisdiction in which Company conducts business. Each Member and Unadmitted Holder authorizes such attorney-in-fact to take any further action required or as deemed necessary or desirable in connection with the aforementioned authorized powers in order to carry out and fully perform such actions as if such Member or Unadmitted Holder were to perform those actions itself. The limited power of attorney granted in this Section is a special power of attorney coupled with an interest and is irrevocable. A Manager may exercise this power as attorney-in-fact by listing each Member and Unadmitted Holder, as applicable, executing such document and affixing the Manager's signature indicated as attorney-in-fact for such People. This power will survive the death, disability, legal incapacity, bankruptcy, insolvency, dissolution, or termination of a Member or Unadmitted Holder and will survive the assignment by a Member or Unadmitted Holder of all or part of its interest in Company (except that where the assignment is of such Member's or Unadmitted Holder's entire Company Interest and the assignee, with the consent of any other Members, is admitted as a substituted

Member, the power of attorney will survive the delivery of such assignment for the sole purpose of enabling any such attorney-in-fact to effect the substitution) and will extend to such Member's or assignee's successors and assigns.

ARTICLE VI MEMBER ROLE

1. **Member Representations.** Each Member represents and warrants the following to Company:

- **Disclosure, etc.** Such Member has been furnished with and hereby acknowledges receipt of a copy of this Agreement, including all appendices and exhibits, and such Member understands the risks of, and other considerations relating to, an investment in and ownership of the Units.

- **Access to Information.** Such Member has been provided an opportunity to ask questions of, and has received answers thereto satisfactory to such Member from, Company, Company representatives, and an independent attorney regarding the terms and conditions of this Agreement and other matters pertaining to this investment.

- **Purchase for Investment.** Such Member is acquiring Units pursuant to this Agreement for such Member's own account and not with a view to or for sale in connection with any distribution of all or any part of the Units or the Member's Company Interest. Each Member hereby agrees that such Member will not, directly or indirectly, transfer, offer, sell, pledge, hypothecate, or otherwise encumber or dispose of all or any part of the Units or any interest in the Units (or solicit any offers to buy, purchase, or otherwise acquire or take a pledge of all or any part thereof) except in accordance with the terms of this Agreement.

- **Possible Loss of Investment; Illiquidity.** Such Member understands and acknowledges that he or she may lose some or all of his or her investment in the Units, and such Member is financially capable of withstanding a complete loss of this investment. Such Member also understands and acknowledges that the Units are an illiquid investment and cannot be sold, pledged, or traded, except as set forth in this Agreement.

- **Citizenship.** Such Member is a United States citizen or resident (as determined under Section 7701 (b) of the Code) and agrees to notify Company immediately if this representation becomes untrue as of any subsequent date.

- **Authority.** Such Member has full legal capacity, right, power, and authority to make, execute, deliver, and perform this Agreement and each other agreement, instrument, and document contemplated to be delivered pursuant hereto or otherwise in connection herewith.

- **Conflicts and Competition.** Such Member has disclosed all potential conflicts of interests and is not engaged in, nor otherwise holds an interest in, any venture directly or indirectly competitive with Company's operations without Company's prior written consent.

- **Common Legal Counsel.** Such Member and Company may, in the course of participation in Company affairs, be represented or receive advice from common legal counsel. As such, each Member understands that such counsel is not its independent counsel and is advised to consult with its own independent legal counsel concerning Company matters.

2. **Survival of Representations.** All representations and warranties contained herein or made in writing by each Member will survive the execution and delivery of this Agreement, and each Member understands that Company is relying on their accuracy. Each Member promises to immediately notify Company in the event that Member learns that a representation made by the Member hereunder is no longer true.

3. **No Authority to Act.** No Member is an agent of Company or has the authority to act for Company solely by virtue of being a Member. With the exception of each Member's right to vote on or consent to the matters set forth in this Agreement, Members may not take part in Company's management nor transact business on Company's behalf in their Member capacity, including signing documents or otherwise binding Company.

4. **Member Confidentiality.** Each Member understands that it holds specialized knowledge concerning Company affairs that could cause serious harm to Company if used competitively against Company or disclosed to third parties. Therefore, each Member covenants not to disclose Company financial information, systems, technologies, ideas, strategies, plans, methods, prices, costs, practices, existing or potential clients or suppliers, or other information relating to Company that is not publically known and that the Member knows or should know to treat as confidential information (the **"Confidential Information"**). Upon the Member's resignation, withdrawal, or other termination of the Member's business relationship with Company, such Member will return all Confidential Materials in its possession to Company.

5. **Reimbursement for Company Expenses.** In general, Company will not reimburse any Member for expenses incurred by such Member on behalf of Company or otherwise in its capacity as a Member. However, each Member and Manager will be reimbursed for reasonable expenses incurred in connection with Company operations, subject to any employment agreement the Member or Manager may have, if any.

6. **Meetings.** Annual Member meetings for the transaction of such business as may properly come before the meeting will be held at the time, date, and place that the Member may determine.
   Special Member meetings for any purpose related to the Company may be called by the Manager or Members holding at least 10% of all Company Interests, unless Members agree in writing for shorter notice for a particular meeting. Members must receive advance written notice of all meetings, including the annual meeting, at least 10 days, but not more than 60 days, prior to any meeting. Only matters stated on the meeting notice may be discussed at the Member meetings. The Member must keep a record of all decisions made as well as meeting minutes. Members may vote in person, by proxy, or by telephone or similar electronic means. Each meeting will be conducted by the Managers or such other individual person as the Managers may nominate.

7. **Acting by Proxy.** Each Member may authorize a person or persons to act on its behalf by proxy on all matters for which the Member is entitled to participate, including voting, participating at a meeting, and waiving notice of a meeting. All proxies must be signed by the Member or its attorney-in-fact. No proxy is valid after 11 months from the date thereof unless otherwise provided in the proxy. All proxies are revocable at any time by

the Members that executed them.

8. **Voting.** Except where a greater vote is specifically required by this Agreement, the Act, or the Articles, any matter requiring the vote or consent of Members will only pass upon at least receiving the affirmative vote or consent of Members holding a majority (more than 50%) of all Company Interests. Each Member is entitled to vote on any matter submitted to a vote of the Members by any Member or Manager. In addition, each Member has the right to vote on the following matters: (A) the dissolution of Company pursuant to this Agreement, (B) the merger or consolidation of company, (C) any transaction involving an actual or potential conflict of interest between a Member and Company, (D) any amendment or repeal of any provision of this Agreement or the Articles, and (E) the sale, exchange, lease, or other transfer of all or substantially all of Company's assets other than in the ordinary course of business. When choosing to provide its vote or consent, each Member has the right to consider any factors or interests it so desires, including its own, and has no duty or obligation to consider the interest of Company or any other individual or entity. No voting matter will require unanimous consent of the Members except as specifically provided in this Agreement. No person or entity owning an interest in Company may vote at a Member meeting without first being admitted as a Member according to this Agreement.

9. **Consent Procedure.** Member may choose to take any action required or permitted to be taken at an annual or special Member meeting instead by providing its written consent without first having a vote, meeting, or prior notice. Such consent must clearly indicate the action to be taken and be signed and dated by at least the minimum number of Members necessary to authorize such action if it were to be submitted for vote. Any Member not consenting to such action must receive prompt notice of any action authorized by this consent procedure.

10. **Voluntary Withdrawal.** No Member is entitled to Voluntarily Withdrawal from Company or receive the fair market value of its Company interest at any time prior to Company's termination, except as otherwise provided herein upon the dissolution and winding up of Company affairs. No Member that Voluntarily Withdraws has the right to continue to receive distributions under this Agreement.

11. **Involuntary Withdrawal.** Upon the Involuntary Withdrawal of a Member, the successor or legal representative of such Member will not become a Company Member, but will become an Unadmitted Holder of an ownership interest in Company entitled to the rights of an assignee of an interest in a limited liability company as provided under the Act, except that such Unadmitted Holder will have no right to receive the liquidated fair market value of the involuntarily withdrawn Member's Company Interest as of such Member's Involuntary Withdrawal.

12. **Buy Back.** Upon a Member's Voluntary Withdrawal or Involuntary Withdrawal in accordance with this Agreement, the remaining Members will have the right to purchase the withdrawing Member's Company Interest within 60 days of the withdrawal, as valued by an independent firm. The remaining Members may divide such Company Interest in any manner they agree upon or else in proportion to each Member's then-existing Company Interest. If such purchase is not finalized within 60 days, then the withdrawing Member, or its estate, if deceased, will keep the Company Interest as an Unadmitted Holder.

13. **Tax Disclosure.**

    - **Each Member hereby acknowledges that Company has directed such Member to seek independent advice regarding the applicable provisions of the Code and the income tax laws of any state or municipality in which such Member may reside, and the tax consequences of the acquisition, ownership, and transfer at death of the Units. Each Member represents that such Member has consulted his or her own tax advisor or has knowingly chosen not to consult his or her own tax advisor regarding the tax consequences of the acquisition, ownership, and disposition of the Units and that such Member is not relying on Company or its employees, officers, directors, attorneys, or accountants for any tax advice.**

    - **Each Member understands that Company is a pass-through entity for income tax purposes and that, as such, each Member will be required to include its allocable share of Company's income, gain, loss, and deduction in such Member's taxable income regardless of whether Company makes a distribution to such Member. As a result, a Member could be subject to taxes**

with respect to the Units even though Company does not make a distribution to such Member.

ARTICLE VII

EXCULPATION AND INDEMNIFICATION

1. **Exculpation and Indemnification.** The Member will not be liable for any loss to Company except to the extent such limitation is prohibited by state law. Company will indemnify to the fullest extent permitted by law each Manager, officer, and Member against any losses, claims, damages, or liabilities (including legal or other expenses reasonably incurred in investigating or defending against any such loss, claim, damage, or liability), joint or several, arising out of any such Person's activities or involvement with Company, to the extent such activity or involvement arose for or on behalf of such Person, except for acts that constitute gross negligence, willful misconduct, fraud, or breach of this Agreement. Notwithstanding anything to the contrary herein, Company will not indemnify any Person in accordance with the preceding sentence with respect to any criminal action or proceeding unless such Person had no reasonable cause to believe that his or her conduct was unlawful. Company may pay the expenses incurred by a Person indemnified hereunder in settling a claim, or in defending a civil or criminal action prior to final disposition upon receipt of an undertaking of the indemnified Person to repay such expenses if that Person is adjudicated not to be entitled to indemnification. This right of indemnification is in addition to any rights to which the Person seeking indemnification may otherwise be entitled and will inure to the benefit of the successors, assigns, executors, or administrators of the persons or entities granted such right. No person or entity may satisfy any right of indemnity or reimbursement so granted or to which he may be otherwise entitled except out of the assets of Company, and no Member will be personally liable with respect to any such claim for indemnity or reimbursement.

2. **Indemnification of Agents and Other Indemnities.** Company is authorized but not required to indemnify to the fullest extent permitted by law all investment bankers, attorneys, accountants, or other advisors or consultants engaged on behalf of Company and each of their respective partners, shareholders, directors, officers, employees, and agents, against any losses, claims, damages, or liabilities (including legal or other expenses reasonably incurred in investigating or defending against any such loss, claim, damage, or liability), joint or several, arising out of any such person's or entity's activities or involvement with Company or any affiliate of Company, except for acts that constitute gross negligence, willful misconduct, fraud or breach of this Agreement. Company may

pay the expenses incurred by a Person indemnified hereunder in settling a claim or in defending a civil or criminal action prior to final disposition upon receipt of an undertaking of the indemnified Person to repay such expenses if the Person is adjudicated not to be entitled to indemnification. This right of indemnification is in addition to any rights to which the person or entity seeking indemnification may otherwise be entitled and will inure to the benefit of the successors, assigns, executors, or administrators of the persons or entities granted such right. Except as provided herein, no Person or entity may satisfy any right of indemnity or reimbursement so granted or to which he may be otherwise entitled except out of the assets of Company, and no Member will be personally liable with respect to any such claim for indemnity or reimbursement. No Member, officer, or Company agent has the right to indemnification in connection with (A) receiving a financial benefit to which such Person is not entitled, (B) voting for or consenting to a distribution to a Member in violation of this Agreement, or (C) any action brought by or in the name of Company.

3. **Insurance.** Company may purchase insurance in amounts approved by the Managers in respect to its potential liabilities, including indemnification obligations.

4. **Manager Liability.** No Manager will be liable for damages to Company, a Member, or an Unadmitted Holder with respect to any act, omission, or error in judgment, whether or not constituting negligence, taken in its capacity as the Manager on behalf of Company, except for any act or omission constituting gross negligence, willful misconduct, or willful misrepresentation.

5. **Manager's Successful Defense in Litigation.** In addition to any rights set forth in this Agreement or provided under the Act, a Manager will be entitled to indemnification against reasonable expenses, including, without limitation, attorney's fees, attorney's costs, and travel expenses, if such Manager should be successful on the merits or in the defense of any proceeding in which it was successful and in which it was made a party due to its capacity as a Manager or Company officer.
ARTICLE VIII
TRANSFER OF MEMBERSHIP INTERESTS

1. Transfer of Company Interests or Units.

- No Member may assign, sell, attach, hypothecate, bequeath, or otherwise in any manner, whether voluntarily or involuntarily, transfer or dispose of its Units (a "Transfer"), or any interest therein, without the unanimous prior written consent of the Managers, which consent may be withheld or granted in their sole and absolute discretion, and any purported Transfer of such Units without such consent will be void; provided, however, that this provision will not restrict a Member who is an individual from assigning Units (but not separate components thereof) to a living trust of which such Member, or the Member and such Member's spouse, are the sole trustees; provided further, however, that such trust has executed a counterpart of this Agreement and such other documents as the Managers may in their discretion require as a condition to such Transfer. In the event of such a Transfer to a trust, the provisions hereof will be deemed amended to reflect such change in the fashion set forth as to existing Members that are trusts; provided, however, that such Member will remain liable for all its obligations and the trust under this Agreement; provided further, however, that any subsequent removal of the former Member as trustee of the trust will be deemed a new Transfer for purposes of this Article.

- No Transfer otherwise permitted according to this Article will be valid unless the following provisions are also met:

i. The Transfer does not require registration of the Interest under any federal or state securities laws;

ii. The Manager approves the Transfer;

iii. The transferee signs and delivers a written instrument to Company agreeing to be bound by the terms of this Agreement and also delivers the transferee's taxpayer identification number and initial tax basis in the transferred interest; and

iv. The Transfer will not cause Company to terminate pursuant to Code Section 708 or bring Company under the purview of the Investment Company Act of 1940, as amended.

c. Any purported transferee of Units in violation of this Article will acquire no right to any legal interest in Company nor the right to exercise any power granted to a Member under this Agreement. As to that portion of its transferred interest in Company, the transferor will remain a Member and will be deemed to be the owner of such transferred interest until such time, if any, as the transferee becomes a substitute Member.

d. Upon any Transfer of Units by a Member properly occurring according to Subsection (a) above, any then-existing Members or Managers will have the right of first refusal to purchase such Units before the Units are offered to a third party.

ARTICLE IX
BOOKS, RECORDS, AND ACCOUNTING

1. **Review of Books and Records.** The Managers may establish standards for maintaining the confidentiality of Company information and trade secrets, including restricting accessibility as to the Member and any Unadmitted Holders. The Managers may, in good faith, determine what information should be treated confidentially. The Managers will maintain complete and accurate books and records of Company's business and affairs as required by the Act and cause Company's books to reflect the transactions of Company in accordance with tax accounting principles employed in preparing Company's federal income tax returns. Company books and records will be kept at Company's registered office or such other place as the Managers may determine. Subject to the foregoing restrictions, any Member or Unadmitted Holder, or its authorized agents, employees, or representatives, is authorized to review and inspect Company documents and information for any purpose reasonably related to such Member's or Unadmitted Holder's interest in Company, including any documents or information required by law to be open for Member inspection. A Member or Unadmitted Holder that so desires to inspect Company information must make such a request in writing at least 10 days prior to the requested inspection date and must indicate in the request the nature and purpose of the review in connection with such Person's interest in Company. Inspection of Company documents and information by a Member or Unadmitted Holder must be performed on Company property, with such Person bearing any costs associated with the review.

2. **Fiscal Year and Accounting Methods.** Company's fiscal year will align with the calendar year. Company will follow accounting methods and principles as determined by the Managers from time to time.

3. **Reports.** The Managers will be responsible for providing each Member reports summarizing Company's financial and operational conditions and each Member's Capital Account and share of profits and losses at such times as the Managers may determine, but not less than annually.

4.   Tax Matters Member; Tax Audits; Income Tax Selections.

- The Managers may appoint a Member to act as the "tax matters partner" of Company, as defined in Section 6231(a)(7) of the Code. Each Member agrees to so act if so appointed, and in such case will act in accordance with the applicable provisions of the Code and Treasury Regulations promulgated under the Code. All costs incurred in connection with such status, including legal and accounting costs, will be Company expenses. Notwithstanding any provision to the contrary herein, neither the tax matters partner nor Company is obligated to defend any Member against any claim asserted by the Internal Revenue Service or any state, local, or foreign tax authority of additional tax liability arising out of the ownership of an interest in Company, to pay any legal or accounting costs of an audit of a Member's tax return, even if an audit is occasioned by an audit of Company's tax return, or to reimburse any Member for any additional tax liability (including interest and penalties) resulting from an audit.

- The Managers may, in their sole and absolute discretion, make the election under Section 754 of the Code and any other income tax election that may be made only by Company and not by individual Members.

5. **Tax Treatment.** The Member intends that Company will be treated as a "pass-through" entity for federal and state tax purposes and will therefore not be subject to any entity-level taxation.

ARTICLE X DISSOLUTION AND WINDING UP

1. **Events Causing Dissolution and Winding Up.** Company will be dissolved and its affairs wound up at any time that there are no remaining Members or upon the occurrence of any of the following events:

   - An entry of a decree of judicial dissolution of Company pursuant to the Act;

   - At any time, or upon the occurrence of an event, specified in the Articles or this Agreement;

- Upon the sale or distribution of all of Company's assets, unless determined by the Managers that it would be advisable to continue the existence of Company, in which case Company will continue in existence until the Managers may cause Company to dissolve;

- Upon the consent of Members holding a majority of all Company Interests to Company's dissolution; or

- Upon the death, withdrawal, expulsion, bankruptcy, or dissolution of a Member or the occurrence of any other event that terminates the membership of Company Member unless within eighty-nine (89) days after the dissociation of the Member a majority of the remaining Members consent to continue the business of Company and to the admission of one or more Members, if and as necessary.

2. **Continuation of Business.** The dissociation of a Member by any means that ceases its membership will not by itself cause Company's dissolution.

3. **Winding Up.**

- Upon Company's dissolution, the following actions will be taken:

   i.   The Managers or liquidating trustee (if appointed by the Managers or, if there is no Manager, by Members holding a majority of the Units) will cause Company's accountants to prepare, in accordance with accounting principles consistently applied with prior periods, a balance sheet of Company as of the dissolution date.

   ii. Subject to the provisions of this Section, Company assets will be liquidated by the Managers or liquidating trustee as promptly as possible, but in an orderly and businesslike manner so as not to involve undue sacrifice. During such period, the business of Company, and its liquidation, will be managed by the Managers or liquidating trustee, as applicable.

    iii.   The assets of Company will be applied and distributed as follows, and in the following order of priority: (A) to creditors, including Members who are creditors, to the extent permitted by law, in satisfaction of Company liabilities inclusive of all liquidation and wind-up costs and expenses (whether by payment or the making of reasonable provision for payment thereof) other than liabilities to Members on account of their Capital Accounts; (B) to establish a fund as may be reasonable to provide for any contingent liabilities or obligations of Company, with such excess funds not needed for this purpose being paid as hereinafter provided; (C) where previously unapplied and restricted by law under Section 10.3(a)(iii)(A), to repay any loans or advances made by any Member to Company, with such payment being paid on a Pro Rata Basis if insufficient funds exist to satisfy all such loans or advances; and (D) the balance, if any, to the Members and any Unadmitted Holders in proportion to their Company Interests as of the date immediately preceding the liquidation of Company but after providing for any tax allocations as provided under Section 2.10.

- Notwithstanding the provisions of Section 10.3(a)(ii) hereof, Company may (but will not be required to) liquidate any asset then held by Company unless such liquidation is required to satisfy the liabilities of Company. Any such asset not liquidated will be distributed to the Members in accordance with (and subject to the priorities of) Section 10.3(a)(iii) hereof.

- Notwithstanding Section 2.9 hereof, each item of income, gain, loss, or deduction comprising Profits or Losses arising out of the disposition of Company property during the course of liquidation of Company (or which would result if property to be distributed to the Members in kind were instead to be sold at fair market value) will be allocated among the Members for the current taxable year and succeeding taxable years in such manner as will, to the extent possible, (i) eliminate any Adjusted Capital Account Deficit, and (ii) cause the Capital Account balances of each Member to be in proportion to its respective Company Interest.

- If, in the determination of the Managers or liquidating trustee, as the case may be, managing the liquidation of Company in accordance with Section 10.3(a)(ii) hereof, the reserves set up in accordance with Section 10.3(a)(iii)(B) hereof are inadequate for any reason to satisfy all of Company's liabilities and obligations, then no further distribution will be made until such time as, in such Managers' or liquidating trustee's judgment, Company has all amounts necessary to satisfy all such liabilities and obligations.

- Company will terminate when, in accordance with this Section 10.3, all assets of Company, after payment of, or due provision for, all obligations or liabilities to Company creditors, will have been distributed to the Members. Upon such termination, the Managers or liquidating trustee managing the liquidation of Company in accordance with Section 10.3(a)(ii) hereof will cause to be filed a certificate of cancellation and any and all other documents required to be filed in connection with the dissolution and termination of Company.

4. **Deficit Account Balances.** No Member or Unadmitted Holder will be required to contribute capital to Company in order to restore a deficit Capital Account balance to zero nor will have the right of contribution from other Members or Unadmitted Holders with respect to restoring such deficit.

ARTICLE XI MISCELLANEOUS

1. **Applicable Law.** This Agreement will be governed by and construed in accordance with the internal laws, and not the laws of conflicts or choice of law, of the State of Colorado.

2. **Successors and Assigns.** This Agreement will be binding upon and will inure to the benefit of the Parties and, subject to Article VIII, and their respective legal representatives, successors, executors, personal representatives, heirs, and distributes.

3. **Notices.** All notices or other communications required or permitted to be given hereunder will be in writing and will be delivered by hand or sent, postage prepaid, by registered, certified, or express mail or reputable overnight courier service or by telecopier and will be deemed given when so delivered by hand or, if mailed, three days after mailing (one business day in the case of express mail or overnight courier service), addressed to each

Person to whom such communication is required to be given hereunder to the address of Company, or to such other address or electronic communication number as may be designated by notice given by any Member or other Person entitled to such notice to the Managers or to Company in the manner set forth above, and to Company at its principal office.

4. **No Waiver.** The waiver of any breach of any term or condition of this Agreement will not operate as a waiver of any other breach of such term or condition or of any other term or condition, nor will any failure to enforce any provision hereof operate as a waiver of such provision or of any other provision hereof.

5. **Amendment.** This Agreement may be amended or at any time upon the vote of Members holding at least a majority of all Company Interests, except unanimous written consent of all Members will be required for any proposed amendment that would have the effect of increasing the liability of any Member, changing the required contributions of any Member, changing any Member's rights in distributions from Company, or changing any Member's rights upon liquidation of Company. The Managers will consult with Company's legal counsel, if any, to determine whether or not a proposed amendment requires unanimous consent.

6. **Dispute Resolution.**

a. **Voluntary Negotiation.** In recognition that negotiation may offer a faster and less expensive resolution than mediation or arbitration, the Parties may resolve any and all disputes, claims, or controversies arising out of or relating to this Agreement through informal negotiation. Any Party may decide to forego or stop negotiation at any time.

- **Voluntary Mediation.** In recognition that mediation may offer a faster and less expensive resolution than arbitration if the Parties are unable or unwilling to resolve any and all disputes, claims, or controversies arising out of or relating to this Agreement through voluntary negotiation, the Parties may resolve such dispute through mediation. Any Party may decide to forego or stop mediation at any time.

- **Mandatory Arbitration.** The Parties hereto agree that any and all disputes, claims, or controversies arising out of or relating to this Agreement that are not resolved by their mutual agreement through voluntary negotiation or mediation will be submitted to final and binding arbitration pursuant to the United States Arbitration Act, 9 U.S.C. 1 et seq.

- **Default Mediation and Arbitration Service.** Unless the Parties agree otherwise, mediation and/or arbitration under this Agreement will be administered by Judicial Arbitration and Mediation Service ("JAMS"), or its successor. Any Party may commence the arbitration process called for in this Section 11.6 by filing a written demand for arbitration with JAMS, with copies to the other Parties. The arbitration will be conducted in accordance with the provisions of JAMS' Comprehensive Arbitration Rules and Procedures in effect at the time of filing of the demand for arbitration. The Parties will cooperate with JAMS and with one another in scheduling the arbitration proceedings and in selecting an arbitrator from JAMS' panel of neutrals, which arbitrator will be a retired or former judge of any appellate or trial court of the State of Colorado and will have substantial professional experience with regard to corporate legal matters.

- **Arbitration Scope, Terms, and Procedure.** The arbitrator will consider the dispute, claim, or controversy at issue in Colorado, at a mutually agreed upon location and time within one hundred twenty (120) days (or such longer period of time as may be acceptable to the parties or as directed by the arbitrator) of the selection of the arbitrator. Notwithstanding the foregoing, the parties will agree that they will participate in the arbitration in good faith and will attempt, and they intend that they and the arbitrator will use its best efforts in that attempt, to conclude the arbitration proceeding and have a final decision from the arbitrator within one hundred twenty (120) days from the date of selection of the arbitrator; provided, however, that the arbitrator will be entitled to extend such one hundred twenty (120)-day period for up to an additional ninety (90) days. The arbitrator will deliver a written award with respect to such dispute, claim, or controversy to each of the parties to such arbitration, who will promptly act in accordance therewith. Each party to such arbitration agrees that any award of the arbitrator will be final, conclusive, and binding and that it will not contest any action by any other party thereto in accordance with an award of the arbitrator.

- **WAIVER.** EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY AND ALL RIGHTS TO

IMMUNITY BY SOVEREIGNTY OR OTHERWISE IN ANY ACTION,
PROCEEDING, OR COUNTER-CLAIM ARISING OUT OF OR RELATING TO THIS
AGREEMENT.

7. **Headings.** The headings in this Agreement are for convenience of reference only and will
    not limit or otherwise affect the meaning of this Agreement.

8. **Severability.** If any provision of this Agreement will be held or deemed by a final order
    of a competent authority to be invalid, inoperative, or unenforceable, such circumstance
    will not have the effect of rendering any other provision or provisions herein contained
    invalid, inoperative, or unenforceable, but this Agreement will be construed as if such
    invalid, inoperative, or unenforceable provision had never been contained herein so as to
    give full force and effect to the remaining such terms and provisions.

9. **Entire Agreement.** This Agreement supersedes any prior written or oral agreement or
    negotiation among the Parties hereto and represents the entire agreement of the Parties as
    to the subject matter hereof.

10. **Construction.** No Party hereto, nor its counsel, will be deemed to be the drafter of this
    Agreement, and all provisions herein will be construed in accordance with their fair
    meanings and not strictly for or against any Party hereto. All references herein to the
    masculine, feminine, or neuter gender will be deemed a reference to all genders
    according to the context, and all nouns will be construed either in the singular or plural as
    appropriate.

11. **Counterparts.** This Agreement may be executed in any number of counterparts, and each
    counterpart will for all purposes be deemed an original. All counterparts will together
    constitute but one and the same agreement and be binding on all Parties as if all Parties
    had signed the same document.

12. **Further Action and Documents.** Each Party agrees to execute, acknowledge, and
    deliver such additional instruments and documents, and to do all such further acts and
    things, as may be required by law, or as may be deemed necessary or appropriate by the
    Managers to effectuate, carry out, and perform all of the terms, provisions, and conditions

of this Agreement.

13. **Agency.** Except as may be otherwise expressly provided herein, nothing contained in this Agreement will be construed to mean that any Member is the agent, or has any duty to act as the agent, of any other Company Member.

14. **Incorporation by Reference.** All schedules, exhibits, or appendices attached hereto and referenced herein are incorporated into this Agreement by reference.

THE MEMBERSHIP INTERESTS EVIDENCED BY THIS AGREEMENT (THE "COMPANY INTERESTS") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE OR FOREIGN JURISDICTION AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH ANY APPLICABLE FEDERAL, STATE, OR FOREIGN SECURITIES LAWS.

IN WITNESS WHEREOF, the Parties execute this Agreement on the attached signature pages, immediately following, as of the date set forth on the title page hereto.

MANAGER SIGNATURE

By affixing its signature to this Manager Signature Page, Jordan Crudo , the undersigned, hereby executes the Limited Liability Company Operating Agreement (the **"Agreement"**) of ProMusicLeague Records LLC effective as of October 18th, 2019 on behalf of all contractually involved with understanding and agreement to be bound by all terms and provisions thereof.

IN WITNESS WHEREOF, the undersigned hereby executes the Agreement, certifying that the Parties thereto have executed the Agreement in multiple counterparts, each of which taken together constituting one instrument, as of the date set forth on the title page thereto by executing this Manager Signature Page as of the date written below.



Dated: 10/18/19

Jordan Crudo
Manager, CEO

.

.

SCHEDULE I
CAPITAL CONTRIBUTIONS AND UNITS

Company Interest: 500 Units, 50%

Member Name: Jordan Crudo

Capital Contribution: $1.8 Million

Company Interest: 500 Units, 50%

Member Name: Asha Gaskill

Capital Contribution: $40,000 + Equine Company

STOCK

Members authorize additional 200 shares.

Shares will be sold at $1,000 a piece and adding up to $200,000 total if all sold

1,200 shares owned after any offering

Investors Own 16.6% of the company

EXHIBIT A DEFINITIONS
"Act" means the most recent Colorado Limited Liability Company Act, as amended from time to time, and any successor to such statute.

"Adjusted Capital Account Deficit" means, with respect to any Member for any taxable year or other period, the deficit balance, if any, in such Member's Capital Account as of the end of such year or other period, after giving effect to the following adjustments: (A) Credit to such Capital Account any amounts that such Member is obligated to restore or is deemed obligated to restore in accordance with this Agreement or as described in the Treasury Regulation Section 1.704-1(b)(2)(ii)(c); and (B) Debit to such Capital Account the items described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5), and (6).

"Book Value" is the book value of the asset as of the last day of the month preceding the offer to sell the asset. If the parties to the transaction cannot agree on a book value, then a certified public accountant will be retained within 30 days to determine the book value according to normally accepted accounting principles in such industry and for such a transaction.

"Capital Contribution" as of any date with respect to any Member means the sum of money and the fair market value, as determined by the Managers, of any other property (net of liabilities) contributed to Company as capital.

"Code" means the Internal Revenue Code of 1986, as amended.
"Company Interest" means a Member's or Unadmitted Holder's entire economic right, title, and

ownership interest in Company at any particular time.

"Involuntary Withdrawal" means, with respect to any Member, the occurrence of any of the following events:

- The Member becomes bankrupt;

- If the Member is an individual, the Member's death or the adjudication by a court of competent jurisdiction that the Member is incompetent to manage the Member's person or property;

- If the Member is acting as a Member by virtue of being a trustee of a trust, the termination of the trust;

- If the Member is a partnership or another limited liability company, the dissolution and commencement of winding up of the partnership or limited liability company;

- If the Member is a corporation, the dissolution of the corporation or the revocation of its charter; or

- If the Member is an estate, the distribution by the fiduciary of the estate's entire interest in the limited liability company.

"Losses" means, for each taxable year or other period, an amount equal to Company's items of taxable deduction and loss for such year or other period, determined in accordance with Section 703(a) of the Code (including all items of loss or deduction required to be stated separately under Section 703(a)(I) of the Code), with the following adjustments:

- Any expenditures of Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) expenditures under Treasury Regulation Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Loss, will be considered an item of Loss;

- Any items specially allocated pursuant to Section 3.3(b) will not be considered in determining Profit; and

- Any decrease to Capital Accounts as a result of any adjustment to the book value of Company assets pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f) or (g) will constitute an item of Loss.

"Manager" means each Person named in Section 1.8 or their duly appointed successors or co-Managers. **"Member"** means the initial Members, and such other Persons, if any, admitted to Company as

additional Members pursuant to Section 3.4, in their capacities as Members of Company. **"Party"** means each Member and Manager that executes this Agreement.

"Person" means any individual, partnership, corporation, limited liability company, joint venture, association, trust, unincorporated organization, or other governmental or legal entity.

"Profits" means, for each taxable year or other period, an amount equal to Company's items of taxable income and gain for such year or other period, determined in accordance with Section 703(a) of the Code (including all items of income and gain required to be stated separately under Section 703(a)(I) of the Code), with the following adjustments:

- Any income of Company that is exempt from federal income tax and not otherwise taken into account in computing Profit will be added to Profit;

- Any items specially allocated pursuant to Section 2.9(b) will not be considered in determining Profit; and

- Any increase to Capital Accounts as a result of any adjustment to the Book Value of Company assets pursuant to Treasury Regulation Section 1.704-I(b)(2)(iv)(f) or (g) will constitute an item of Profit.

"Pro Rata Basis" means an allocation of the referenced distribution or other item among the Members in proportion to each Member's Company Interest.

"Tax Advance" has the meaning set forth in Section 4.3. **"Transfer"** has the meaning set forth in Section 8.1.

"Unadmitted Holder" means any Person who owns an ownership interest in Company as an unadmitted economic transferee of or successor-in-interest to a Company Interest.

"Units" has the meaning as set forth in Section 3.2, and, with respect to any Member, means the number of Units set forth in Schedule I hereto as the Units owned by such Member, as the same may be amended from time to time.

"Voluntary Withdrawal" means a Member's dissociation with Company by means other than a Transfer or an Involuntary Withdrawal.